
July 1, 2014

<u>Via E-mail</u>
William J. Kelley, Jr.
Senior Vice President, Controller and Chief Accounting Officer
The Hillshire Brands Company
400 South Jefferson Street
Chicago, Illinois 60607

Re: The Hillshire Brands Company
Form 10-K for the Fiscal Year ended June 29, 2013
Filed August 23, 2013
File No. 001-03344

Dear Mr. Kelley:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Karl Hiller

                    Karl Hiller
                    Branch Chief